[Williams Mullen Maupin Taylor letterhead]
Ronald D. Raxter, Esq.
December 27, 2007
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549-0408
ATTN:	Filing Desk Michael Clampitt (legal) Mailing Stop 4561
Re:	Gateway Financial Holdings, Inc. — 2006 Form 10-K, 2006 Proxy, September 30, 2007 Form 10Q File No. 000-33223
Dear Mr. Clampitt:
     As we discussed, on behalf of our client, Gateway Financial Holdings, Inc. (“Gateway”), in response to your comments dated December 21, 2007, regarding the above captioned filings, Gateway included disclosure for the executive officers of Gateway who were highly compensated. Gateway is a holding company and, at the time of the filing of the proxy statement, it only had three executive officers. As you requested, if Gateway has less than five executive officers at the time of the filing of the 2007 Proxy, we will note that fact in our disclosure.
     Please feel free to contact me if you have any additional comments regarding our responses.

Sincerely, WILLIAMS MULLEN MAUPIN TAYLOR
/s/ Ronald D. Raxter
Ronald D. Raxter

cc: D. Ben Berry